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                   PRIMACOM REPORTS 2001 FIRST QUARTER RESULTS

MAINZ, GERMANY, May 31, 2001 - PrimaCom AG (Neuer Markt Frankfurt, "PRC"/ID
No. 625910; Nasdaq: PCAG) today reported its results for the first quarter ended March 31, 2001. The Company's first quarter results reflect the inclusion of the Multikabel acquisition as of October 1, 2000.

Revenues for the 2001 first quarter were Euro 38.9 million, a 43.6% increase over revenues of Euro 27.1 million in the first quarter of 2000. The increased revenues primarily reflect the contributions of the acquisition of Multikabel in the Netherlands and acquisitions in Germany subsequent to the first quarter of 2000, rate increases for basic analog cable television services, and the continued growth of high-speed Internet access and digital television services in Germany and the Netherlands.

For the first quarter of 2001, Adjusted EBITDA (earnings before extraordinary items, discontinued operations, minority interests, net interest expense, taxes, depreciation, amortization, non-cash compensation expense and non-operating expenses less non-operating income) amounted to Euro 17.2 million compared with Euro 12.6 million in the year ago period, primarily as the result of the Multikabel, and German acquisitions.

The net loss for the period was Euro 27.7 million, or Euro 1.40 per basic and diluted share, versus a net loss of Euro 7.6 million, or Euro 0.38 per basic and diluted share, a year ago. The net loss for the quarter includes Euro 26.6 million depreciation and amortization, the cumulative effect of the change in accounting principle of Euro 1 million and the non cash compensation expense related to the stock-option plans of the company of Euro 843 thousand.

During the first quarter, PrimaCom continued to consolidate the acquisitions in both the Netherlands and Germany and recognize synergies. The Company also began to see the growth prospects of both high speed internet and digital television. Both products experienced double digit growth in terms of subscribers from fourth quarter of 2000 to first quarter of 2001. The revenue contribution from the new product offering reached Euro(degree)1.5 million compared to virtually nothing in the same period in 2000. The improvement in Adjusted EBITDA margin that began in the fourth quarter of 2000 continued and reflects the Company's efforts on all fronts.

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PrimaCom believes that it continues to posses the strongest balance sheet in the sector in Europe. It maintains substantial availability under the credit facilities and continue to enjoy a fully funded business plan.

A full press release will follow within the next hour. The full quarterly report will be filed with the SEC and the Neuer Markt today.

CONTACT: A. Hoffmann, Dir. Investor Relations, Tel.: +49-(0)6131/9310-150; - 149
         PrimaCom AG, Head Quarter, Hegelstra(beta)e 61, 55122 Mainz, Germany